SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2023

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____)

Table of contents

•	Eni’s Board of Directors: Approval of the second tranche in place of 2023 dividend: € 0.23 per share
•	Eni results for the third quarter and nine months of 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: October 27, 2023

Eni’s Board of Directors

Approval of the second tranche of the provision in place of 2023 dividend: € 0.23 per share

San Donato Milanese, 26 October 2023 – Eni’s Board of Directors, chaired by Giuseppe Zafarana, today resolved to distribute to Shareholders the second of the four tranches of the provision in place of the 2023 dividend from Eni S.p.A. available reserves1 of € 0.23 (compared to a total annual provision, in place of the dividend, equal to € 0.94) per share outstanding at the ex-dividend date as of 20 November 20232, payable on 22 November 20233, as resolved by the Shareholders’ Meeting of 10 May 2023.

Holders of ADRs, outstanding at the record date of 21 November 2023, will receive € 0.46 per ADR, payable on 7 December 20234, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

1 Coupon No. 44.

2 Depending on the recipient’s fiscal status the payment is subject to a withholding tax or is treated in part as taxable income.

3 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the payment is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of November 21, 2023 (record date).

4On ADR payment date, Citibank, N.A. will pay net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

1

San Donato Milanese October 27, 2023	Registered Head Office, Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06598.21 www.eni.com

Eni results for the third quarter and nine months of 2023

Key operating and financial results

Q2			Q3			Nine months
2023			2023	2022	% Ch.	2023	2022	% Ch.
78.39	Brent dated	$/bbl	86.76	100.85	(14)	82.14	105.35	(22)
1.089	Average EUR/USD exchange rate		1.088	1.007	8	1.083	1.064	2
395	Spot Gas price at Italian PSV	€/kcm	358	2,082	(83)	452	1,389	(67)
6.6	Standard Eni Refining Margin (SERM)	$/bbl	14.7	4.1	258	10.8	6.8	59
1,616	Hydrocarbon production	kboe/d	1,635	1,578	4	1,637	1,608	2
	Adjusted operating profit (loss) (a)	€ million
2,066	E&P		2,605	4,272	(39)	7,460	13,520	(45)
1,087	Global Gas & LNG Portfolio (GGP)		111	1,083	(90)	2,570	2,000	29
87	Enilive, Refining and Chemicals		401	537	(25)	642	1,550	(59)
165	Plenitude & Power		219	172	27	570	497	15
(24)	Corporate, other activities and consolidation adjustments		(322)	(292)		(206)	(763)
3,381			3,014	5,772	(48)	11,036	16,804	(34)
292	Investment results and interest expense		251	379	(34)	883	802	10
3,673	Adjusted profit (loss) before taxes		3,265	6,151	(47)	11,919	17,606	(32)
1,935	Adjusted net profit (loss) (a)(b)		1,818	3,730	(51)	6,660	10,808	(38)
0.57	per share - diluted (€)		0.54	1.06		1.97	3.04
294	Net profit (loss) (a)(b)		1,916	5,862	(67)	4,598	13,260	(65)
0.08	per share - diluted (€)		0.57	1.67		1.35	3.74
4,232	Cash flow from operations before changes in working capital at replacement cost (a)		3,369	5,469	(38)	12,892	16,266	(21)
4,443	Net cash from operations		3,519	5,586	(37)	10,944	12,867	(15)
2,597	Net capital expenditure (c)		1,916	2,029	(6)	6,727	5,468	23
8,215	Net borrowings before lease liabilities ex IFRS 16		8,679	6,444	35	8,679	6,444	35
55,528	Shareholders' equity including non-controlling interest		57,284	57,845	(1)	57,284	57,845	(1)
0.15	Leverage before lease liabilities ex IFRS 16		0.15	0.11		0.15	0.11

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures".
(b) Attributable to Eni's shareholders.
(c) Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

Eni's Board of Directors, chaired by Giuseppe Zafarana, yesterday approved the unaudited consolidated results for the third quarter and the nine months of 2023. Eni CEO Claudio Descalzi said:

“In Q3 ’23, we continued to advance our strategy of transformation, while delivering another excellent set of operating and financial results. On E&P we are accelerating our plan to boost equity gas and LNG production, a key driver to secure reliable supply and at the same time pursue our decarbonization goals. The outstanding Geng North-1 exploration discovery, currently the industry’s largest this year, together with the soon to be completed Neptune acquisition and recent purchase of Chevron’s interests in Indonesia, will enable us to target exploitation of material resources offshore the Kutei basin. The start-up, in less than two years from discovery, of the giant Baleine oilfield off the Cote d’Ivoire reaffirms the validity of our value accretive fast-track development approach, ensuring traditional energy supplies whilst, as Africa’s first net-zero scope 1 and 2 project, decarbonizing our operations. GGP substantially enhanced the contracted LNG portfolio with three new long-term agreements in Congo, Qatar and Indonesia totalling 6.5 bcm/year at plateau. The businesses of the energy transition are growing quickly. Enilive (Eni Sustainable Mobility) has closed the Chalmette biorefinery JV deal in the USA and is targeting other international biofuels projects leveraging our distinctive technologies and expertise. Plenitude is on track to achieve the planned 3 GW of renewable installed capacity by year-end while also delivering its financial targets, while the completion of the Novamont acquisition will strengthen Versalis’ green chemicals transformation. And finally, our leading portfolio of CCS solutions was further enhanced by the award of the Hewett storage license in the UK and by important progress on both the technical and regulatory sides. In a volatile trading environment, proforma adjusted Ebit including our JV and associates reached €4 bln driven by sequential growth in E&P, Refining and our Retail business. Operating cash flow was €3.4 bln resulting in an organic FCF of about €1.5 bln after funding €1.9 bln of capex. Both cash and operating results stand out at the top of our historical quarterly performances. To date, the cumulative organic FCF of about €6.2 bln, has been well above the 2023 expected pay-out to shareholders including share repurchases, contributing to our financial flexibility and strengthening the balance sheet with leverage stable at 0.15. Looking forward, we believe that the evident underlying improvement of the business and our strategic progress will support highly attractive returns to our shareholders. In line with this, we are raising our full-year guidance of Ebit and cash flow, while accelerating our buyback plan for this year.”

Financial highlights of the third quarter 2023

•	Q3 ’23 adjusted profit before tax of €3.3 bln, in a weaker scenario (Brent price down by 14% and the benchmark gas price down more than 80%), still marked another strong set of results driven by continuing underlying improvements (in the nine months adjusted profit before tax was €11.9 bln). Proforma adjusted EBIT[1] for Q3 ’23 including the operating margin of equity accounted entities was €4 bln (€14.1 bln in the nine months). This performance was driven by a recovery in E&P earnings vs. Q2 ’23 thanks to higher production volumes and better realizations and solid contribution from Refining, Enilive (the Sustainable Mobility business) and Plenitude.
•	E&P earned €2.6 bln of adjusted EBIT in Q3 ’23, down 39% from Q3 ’22 impacted by weaker realized prices, but almost 30% higher than the previous quarter. Including the contribution of JV/associates, proforma adjusted EBIT was €3.4 bln. Nine months ’23 E&P adjusted EBIT was €7.5 bln (versus €13.5 bln in the nine months ’22). Production in the quarter was up 4% year-over-year at 1.64 mln boe/d.
•	GGP Q3 ’23 adjusted EBIT was €0.11 bln reflecting limited benefits from asset optimization in a market characterized by relatively lower volatility and narrower gas spreads compared with the Q3 ’22.
•	Enilive, Eni Sustainable Mobility, delivered €0.27 bln of adjusted EBIT, slightly below Q3 ’22 but up by 9% in the nine months ’23 at €0.61 bln.
•	Refining reported an adjusted EBIT of €0.33 bln in Q3 ’23 compared to €0.4 bln of Q3 ‘22 (€0.41 bln in the nine months ’23), impacted by negative trends in crude differentials not captured by the SERM. However, the quarter showed a significant sequential improvement due to the recovery in the products’ crack spreads.
•	Plenitude & Power delivered solid results with €0.22 bln of adjusted EBIT (up 27% year-on-year; €0.57 bln, up 15% in the nine months ’23). Continued steady performance in the retail business and the material ramp-up in renewable capacity plus optimization of gas-fired power plants, were partly offset by lower market margins for both renewables and gas-fired plants. Plenitude generated €0.75 bln of proforma adjusted EBITDA in the nine months ’23, higher than the initial planning assumption of €0.7 bln for the year and increased the EBITDA guidance to approximately €0.9 bln.
•	Versalis was negatively impacted by reduced demand across all business segments and comparatively higher production costs in Europe that exacerbated competitive pressures from imported product streams and overcapacity. This resulted in an adjusted operating loss of €0.2 bln in Q3 ’23 (a loss of €0.38 bln in the nine months ’23).
•	Q3 ’23 adjusted net profit attributable to Eni shareholders was €1.82 bln impacted by weaker hydrocarbon prices, but significantly offset by underlying business outperformance. In the nine months ’23 adjusted net profit attributable to Eni shareholders was €6.66 bln.
•	In Q3 ’23, Group adjusted operating cash flow before working capital at replacement cost was €3.4 bln, exceeding outflows related to organic capex of €1.9 bln, resulting in an organic FCF of €1.5 bln. In the nine months ’23, adjusted cash flow was €12.9 bln, exceeding outflows related to capex of €6.7 bln, resulting in an organic free cash flow of around €6.2 bln.
•	Portfolio activities in the nine months comprised net investment of €1.5 bln mainly relating to the St. Bernard bio-refinery in Chalmette, in the USA, upstream gas assets in Algeria and bolt-on renewables acquisitions, partly offset by the divestment of natural gas transport rights from Algeria and other minor assets. In the nine months dividend payments amounted to €2.3 bln and share repurchases were €1 bln.
•	Net borrowings ex-IFRS 16 as of September 30, 2023, were €8.7 bln, an increase of around €1.7 bln from December 31, 2022. Group leverage stood at 0.15, versus 0.13 as of December 31, 2022.
•	Eni’s Board of Directors approved the distribution of the second out of four instalments of the dividend for the fiscal year 2023 of €0.23 per share for a total annual dividend of €0.94 as resolved by the

1 For a reconciliation of Group proforma adjusted EBIT and segment breakdown see page 25.

Shareholders’ Meeting in May. The ex-dividend date of the second instalment is November 20, 2023, payable on November 22, 2023.
•	The first tranche of 2023 share buy-back program, launched on May 12, 2023, was completed with the purchasing of 62 mln treasury shares (equal to 1.84% of share capital) for a total cost of €825 mln. As part of the authorization of the Shareholders' Meeting of May 10, 2023, in September Eni launched the second tranche of the share buy-back program up to a maximum of €1.375 bln, a maximum number of 275 million shares (approximately 8% of the share capital) to be executed by April 2024. Through October 20, 2023, 26.5 mln shares have been purchased for a cash outlay of €400 mln.
•	In September, Eni placed a €1 bln sustainability-linked senior unsecured convertible bond with a 7-year maturity, the first in its sector with this format. The bonds are convertible in a 1:1 ratio into Eni shares listed on Euronext Milan (Borsa Italiana) and will pay an annual coupon of 2.95 per cent.

Main business developments

Exploration & Production

•	The acquisition of Neptune has been cleared by the relevant EU antitrust authorities and is on track to be completed by the first quarter 2024.
•	During the nine months ’23, new exploration resources added to the portfolio reached about 580 mln boe, driven mainly by the discoveries made off Egypt, Congo, Mexico and Indonesia.
•	In August, the startup of Baleine oilfield, off the Côte d’Ivoire, demonstrated a rapid time-to-market, less than two years after the discovery and less than a year and a half after the Final Investment Decision. This is thanks to our distinctive phased development and fast-track approach. Baleine stands out as the first emissions-free - Scope 1 and 2 - production project in Africa. The gas production will be delivered to the national grid, enabling the country to meet its domestic electricity requirements, facilitating energy access, and strengthening its role as a regional energy hub for neighboring countries.
•	In September, Eni signed an agreement with the local partner Oando PLC (Nigeria’s leading indigenous energy solutions provider) to divest Eni’ subsidiary Nigerian Agip Oil Company Ltd (NAOC Ltd), with onshore oil & gas exploration and production activities, as well as the ancillary power generation business. The agreement does not include Eni’s interest in the SPDC JV.
•	In October, Eni announced the important gas discovery at Geng North-1, an exploration well drilled in the North Ganal PSC, off Indonesia, with a preliminary estimated discovered volume of 5 trillion cubic feet (tcf) of gas and 400 mmbbl condensate in place. This discovery, together with the pending completion of the acquisition of Neptune that owns shares in the assets in the area and with the recent purchase of Chevron interests in the Rapak and Ganal PSC blocks, opens up exciting potential in the Indonesia gas sector. Massive natural gas resources will be developed in synergy with the Eni’s existing operating fields (i.e. Jangkrik), new developments (i.e. Geng North) and leveraging on the Bontang LNG export terminal, offering the prospect of transforming the Kutei basin into a new world class gas hub.

Global Gas & LNG Portfolio (GGP)

•	In September, Eni signed with the Marine XII JV in Congo a purchase contract for LNG volumes from the Congo LNG project of up to approximately 4.5 bcm/year starting from December 2023. The project and the relative offtakes will have two phases: in the first phase the Tango FLNG facility will have a liquefaction capacity of 0.9 bcm/year, then a second FLNG with a capacity of 3.6 bcm/year will begin production in 2025.
•	In October, Eni signed a 0.8 bcm/year LNG sales and purchase agreement with Merakes LNG Sellers, starting from January 2024 for 3 years. This agreement, in addition to the contract with Jangkrik LNG Sellers for 1.4 bcm/year, in place since 2017, expands the overall LNG available from Bontang facility.
•	In October, Eni signed a long-term contract with QatarEnergy LNG NFE (5), the JV between Eni and QatarEnergy for the development of the North Field East (NFE) project in Qatar, for the delivery of up to 1.5 bcm/year of LNG. LNG will be delivered at the receiving terminal “FSRU Italia”, currently located in Piombino, Italy, with expected deliveries starting from 2026 with a duration of 27 years. This agreement expands the import portfolio from Qatar given that Eni is already importing in Europe 2.9 bcm/year since 2007.
•	These new LNG contracts contribute to the build-up of the overall LNG contracted portfolio by leveraging on Eni’s integrated approach in the countries where we operate and are in line with the company’s energy transition strategy, which aims to progressively increase the share of gas in overall upstream production to 60% by 2030, while also increasing the contribution of equity LNG.

Enilive, Refining and Chemicals

•	In June, operations started at the Chalmette biorefinery in Louisiana (USA), through a 50-50 joint venture partnership in St. Bernard Renewables LLC (SBR) between Eni Sustainable Mobility Spa and PBF Energy Inc. (PBF). The biorefinery is targeted to have processing capacity of about 1.1 mln tonnes/year of raw materials.
•	In September Versalis signed an agreement with Technip Energies, aimed at integrating Versalis' Hoop® and Technip Energies' Pure.rOilTM and Pure.rGasTM purification technologies by developing a technological platform for the advanced chemical recycling of plastic waste.
•	In September, Enilive and LG Chem, South Korea's leading chemical producer, announced the beginning of an evaluation of the development and operation of a new biorefinery at LG Chem's Daesan chemical complex, located Southwest of Seoul. The biorefinery is envisaged as having a capacity of around 400 ktonnes of organic raw materials per year and would use Eni's Ecofining™ technology.
•	In October, Versalis completed the purchase of the remaining 64% participating interest in Novamont from its other shareholder Mater-Bi.

Plenitude & Power

•	In July, Vårgrønn, a joint venture between Plenitude and HitecVision, and the Irish renewable-focused integrated utility Energia Group, signed a partnership to co-develop offshore wind projects in Ireland with a potential to deliver total capacity up to 1.8 GW by 2030.
•	In September, Plenitude inaugurated its first photovoltaic plant in the Republic of Kazakhstan, with a 50 MW installed capacity. The photovoltaic plant will produce up to around 90 GWh of electricity annually.
•	In October, Dogger Bank, the world’s largest offshore windfarm in which Vårgrønn holds a 20% stake, produced power for the first time, transmitted to the UK’s national grid.

Decarbonization and Sustainability

•	Eni UK has been awarded a Carbon Dioxide Appraisal and Storage Licence (CS Licence) for the depleted Hewett gas field, in the Southern North Sea sector of the UK. Subsequently, in October, Eni and the UK Government reached an agreement in principle on the key terms and conditions for the economic, regulatory and governance model for the transportation and storage of CO2 at the HyNet North West industrial CCS cluster. Hynet North West is expected to be operational around the middle of this decade with storage capacity of 4.5 mmtonnes/y of CO2.
•	ESG/Climate Ratings: Sustainalytics has maintained Eni in the “medium risk” band once again in 2023. Eni has been also confirmed first among its peers in terms of number of aligned metrics in the Climate Action 100+ Net Zero Benchmark evaluation issued in October. Moreover, Eni has been recognized for the fourth consecutive year by Carbon Tracker's "Absolute Impact 2023" research as the only company among the 25 largest ones in the Oil & Gas sector to have established climate objectives that meet the prerequisites to be aligned with Paris Agreement.
•	In October, Eni signed a Letter of Intent with the pharmaceutical company Dompé to launch joint research and development activities focusing on the health of people and communities in the areas where Eni operates, as well as other relevant global health issues.

Outlook 2023

The Company is issuing the following 2023 updated operational and financial guidance:

•	E&P: 2023 guidance for hydrocarbon production is narrowed to between 1.64-1.66 mln boe/d (vs. previous guidance 1.63-1.67 mln boe/d).
•	E&P: following the recent exploration success (Egypt and Indonesia), the target initially set of resources additions of 700 mln boe will be exceeded.
•	GGP: the previously raised guidance of FY adjusted EBIT in the €2.7 bln - €3 bln range is confirmed.
•	Plenitude: proforma adjusted EBITDA guidance is raised to around €0.9 bln, higher than the initial planning assumptions for the year (€0.7 bln).
•	Enilive, Refining and Chemicals: Enilive proforma adjusted EBITDA is seen at around €1 bln, higher than the prior guidance of more than €0.9 bln. Downstream proforma adjusted EBIT[2] is now expected at about €1 bln, higher than the mid-year guidance of €0.8 bln.
•	Financials: Group adjusted EBIT guidance is raised to around €14 bln, higher than the mid-year guidance of €12 bln, reflecting improved market conditions[3] and incorporating an improved underlying performance of around €2.6 bln, €0.6 bln higher than the mid-year estimate. Consistently, we are now revising upwardly the projections of cash flow from operations before working capital to reach around €16.5 bln (vs. previous guidance €15.5-€16 bln). As of September 30, 2023, we have delivered about 80% of the Group revised yearly guidance of adjusted EBIT and cash flow. Those projections are exposed to the volatility of hydrocarbons prices; management is currently estimating an impact of about €130 mln on cash flow for each one-dollar change in Brent crude oil prices (yearly basis).
•	Capex: estimated at about €9 bln for the FY, representing a saving of about 6% from original plans due to continuing optimization and efficiency measures.
•	Balance Sheet: leverage is expected to remain within the stated range of 10% - 20%.
•	Shareholder Remuneration: as authorized by the Shareholders Annual General Meeting (AGM) on May 10, 2023, a dividend of €0.94 per share will be paid for fiscal year 2023 in four instalments: the first payment was made in September 2023 and the following are due in November 2023 (€0.23 per share4), March 2024 and May 2024. The planned €2.2 bln share buyback also commenced in May after authorization at the AGM of a total of up to €3.5 bln and is expected to be completed within April 2024, with an accelerated pace in the final months of 2023 compared to initial plans.

The above-described outlook is a forward-looking statement based on information to date and management’s judgement and is subject to the potential risks and uncertainties of the scenario (see our disclaimer on page 18).

2 The proforma adjusted Ebit includes the proportional consolidation of Eni’s main JVs and associates. A reconciliation to adjusted Ebit of consolidated subsidiaries and a breakdown by segment are disclosed in the notes below.

3 Updated 2023 Scenario is: Brent 84 $/bbl (previously $80/bbl); SERM 10.4 $/bbl (previously 8 $/bbl); PSV 474 €/kmc (from 484 €/kmc); average EUR/USD exchange rate of 1.08 (unchanged).

4 Payment date: November 22, 2023 (Ex-dividend date/record date: November 20/November 21, 2023, respectively).

Business segments operating results

Exploration & Production

Production and prices

Q2			Q3			Nine months
2023			2023	2022	% Ch.	2023	2022	% Ch.
	Production
757	Liquids	kbbl/d	758	707	7	765	742	3
4,491	Natural gas	mmcf/d	4,590	4,583		4,563	4,556
1,616	Hydrocarbons (a)	kboe/d	1,635	1,578	4	1,637	1,608	2
	Average realizations (b)
69.72	Liquids	$/bbl	79.13	91.51	(14)	73.91	97.28	(24)
7.05	Natural gas	$/kcf	6.79	9.08	(25)	7.30	8.57	(15)
53.31	Hydrocarbons	$/boe	57.20	68.51	(17)	55.79	71.40	(22)

(a) Effective January 1, 2023, the conversion rate of natural gas from cubic feet to boe has been updated to 1 barrel of oil equivalent = 5,232 cubic feet of gas (it was 1 barrel of oil = 5,263 cubic feet of gas).The effect on production has been 5 kboe/d in the third quarter and nine months 2023. Data of the previous 2023 quarters have been restated accordingly.

(b) Prices related to consolidated subsidiaries.

•	In Q3 ’23, hydrocarbon production averaged 1.64 mln boe/d (1.64 mln boe/d in the nine months ’23), up 4% compared to Q3 ’22 (up 2% vs. nine months ’22). Production was supported by the ramp-ups in Mozambique and Mexico, start-up of the Baleine project in Côte d'Ivoire, higher activity in Algeria, which also benefited from the business acquisitions, in Kazakhstan due to unplanned events occurred in the same period ’22, as well as in Indonesia. These increases were offset by lower production due to mature fields decline. In the sequential comparison production increased by 1%.

•	Liquid production was 758 kbbl/d in Q3 ’23 (765 kbbl/d in the nine months ’23), up 7% compared to Q3 ’22 (up 3% vs. nine months ’22). Production growth in Kazakhstan, Mexico and Côte d'Ivoire was offset by mature fields decline.

•	Natural gas production was 4,590 mmcf/d in Q3 ’23 (4,563 in the nine months ’23), barely unchanged compared to the same periods of 2022. Production increases were reported in Algeria, Mozambique in relation to the ramp-up of the Coral Floating LNG project, Indonesia and Kazakhstan, offset by mature fields decline.

Results

Q2		Q3			Nine months
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
1,812	Operating profit (loss)	2,528	4,539	(44)	7,042	13,662	(48)
254	Exclusion of special items	77	(267)		418	(142)
2,066	Adjusted operating profit (loss)	2,605	4,272	(39)	7,460	13,520	(45)
(12)	of which: - CCUS and agro-biofeedstock	(14)	(5)		(44)	(21)
(85)	Net finance (expense) income	(93)	(76)		(222)	(191)
351	Net income (expense) from investments	243	511		908	1,395
100	of which: - Vår Energi	85	325		365	780
178	- Azule	105	174		398	174
2,332	Adjusted profit (loss) before taxes	2,755	4,707	(41)	8,146	14,724	(45)
(1,326)	Income taxes	(1,242)	(1,935)		(4,105)	(5,804)
56.9	tax rate (%)	45.1	41.1		50.4	39.4
1,006	Adjusted net profit (loss)	1,513	2,772	(45)	4,041	8,920	(55)
	Results also include:
155	Exploration expenses:	128	84	52	356	244	46
62	- prospecting, geological and geophysical expenses	46	60		165	165
93	- write-off of unsuccessful wells	82	24		191	79
2,159	Capital expenditure	1,501	1,770	(15)	5,479	4,321	27

•	In Q3 ’23, Exploration & Production reported an adjusted operating profit of €2,605 mln, a decrease of 39% compared to Q3 ’22 due to lower crude oil prices in USD (the marker Brent was down by 14% in the quarter) and lower benchmark gas prices in all geographies, which negatively affected realized prices of equity production, particularly in Europe. The negative trend in prices was partly offset by the appreciation of the USD/EUR exchange rate (up by 8%) and by positive volumes/mix effects and cost discipline actions. In the nine months ’23, adjusted operating profit was €7,460 mln, down 45% compared to the nine months ’22, due to the same drivers as for the Q3 as well as the missing contribution of the former Angolan subsidiaries that were contributed to the Azule joint-venture in Q3 ’22, whose results are now recognized below the EBIT line.

Adjusted operating profit of the segment includes the results of CCUS and agro-biofeedstock: a loss of €14 mln in Q3 ’23 (a loss of €44 mln in the nine months ’23).

Including the contribution of JV/associates, Q3 ’23 proforma adjusted EBIT was €3.4 bln, down 38% year on year (€10 bln in the nine months ’23, down 40%) also impacted by a higher unsuccessful exploration well charge.

•	In Q3 ’23, the segment reported an adjusted net profit of €1,513 mln, a decrease of about 45% compared to Q3 ’22 due to weaker operating performance and lower performance of investments, particularly Vår Energi (€365 mln in the nine months ’23, a decrease of €415 mln compared to the same period of 2022).

The pronounced decline in Azule results versus Q2 ’23 results from a relative underlift in the quarter.

In the nine months ’23 tax rate increased by 11 percentage points (about 4 percentage points in Q3 ’23) when compared to the comparative period due to: (i) the impact of lower oil and gas prices; (ii) the impact of the UK energy profit levy which is recognized as a recurring item (effective from the Q3 ’22); and (iii) the impact of certain non-deductible tax expenses (i.e. exploration write-offs).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Global Gas & LNG Portfolio

Sales

Q2			Q3			Nine months
2023			2023	2022	% Ch.	2023	2022	% Ch.
395	Spot Gas price at Italian PSV	€/kcm	358	2,082	(83)	452	1,389	(67)
371	TTF		349	2,077	(83)	430	1,373	(69)
24	Spread PSV vs. TTF		9	5	96	23	17	33
	Natural gas sales	bcm
5.73	Italy		4.99	7.07	(29)	17.82	23.35	(24)
4.80	Rest of Europe		5.32	5.79	(8)	17.34	19.70	(12)
0.62	of which: Importers in Italy		0.45	0.53	(15)	1.69	1.63	4
4.18	European markets		4.87	5.26	(7)	15.65	18.07	(13)
0.62	Rest of World		0.60	0.47	28	1.74	1.92	(9)
11.15	Worldwide gas sales (*)		10.91	13.33	(18)	36.90	44.97	(18)
2.5	of which: LNG sales		2.0	1.8	11	7.2	7.0	3

(*) Data include intercompany sales.

•	In Q3 ’23, natural gas sales were 10.91 bcm, down 18% compared to the same period in 2022, mainly due to the lower gas volumes marketed in Italy (down 29%) to hub and to the industrial segment. In the European markets gas volumes decreased by 7% as result of lower sales in the Iberian Peninsula and Benelux. In the nine months ’23, natural gas sales amounted to 36.90 bcm, down 18% vs the same period of 2022, due to lower gas volumes marketed in Italy (down 24% vs. the comparative period) in all segments and in the European markets (down 13% compared to the nine months ’22).

Results

Q2		Q3			Nine months
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
539	Operating profit (loss)	324	2,062	(84)	1,138	2	..
548	Exclusion of special items	(213)	(979)		1,432	1,998
1,087	Adjusted operating profit (loss)	111	1,083	(90)	2,570	2,000	29
(3)	Net finance (expense) income	(5)	(19)		(6)	(39)
20	Net income (expense) from investments	11	1		41	3
20	of which: SeaCorridor	11			41
1,104	Adjusted profit (loss) before taxes	117	1,065	..	2,605	1,964	..
(296)	Income taxes	(42)	(421)		(723)	(722)
808	Adjusted net profit (loss)	75	644	(88)	1,882	1,242	52
6	Capital expenditure	4	5	(20)	10	14	(29)

•	In Q3 ’23, the Global Gas & LNG Portfolio segment achieved an adjusted operating profit of €111 mln, a 90% decrease vs the same period of 2022. The Q3 ’23 result reflected limited benefits from asset optimization in a market environment characterized by lower volatility and narrower gas spreads when compared with the same period of 2022. Additionally, some maintenance on infrastructure reduced available flexibility and arbitrage opportunities. In the nine months ’23, adjusted operating profit was €2,570 mln, an improvement of €570 mln from the same period of 2022.

In Q3 ’23 proforma adjusted EBIT including the operating margin of the equity accounted entities was €0.15 bln vs. €1.08 bln in Q3 ’22 (€2.72 bln in the nine months ’23 vs. €2 bln in the comparative period).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Enilive, Refining and Chemicals

Production and sales

Q2			Q3			Nine months
2023			2023	2022	% Ch.	2023	2022	% Ch.
6.6	Standard Eni Refining Margin (SERM)	$/bbl	14.7	4.1	..	10.8	6.8	59
4.09	Throughputs in Italy on own account	mmtonnes	4.25	4.26	(0)	12.58	12.39	2
2.61	Throughputs in the rest of World on own account		2.82	2.79	1	7.89	8.14	(3)
6.70	Total throughputs on own account		7.07	7.05	0	20.47	20.53	(0)
75	Average refineries utilization rate	%	78	84		77	81
140	Bio throughputs	ktonnes	325	179	82	602	414	45
60	Average bio refineries utilization rate (a)%		88	77		72	59
	Marketing
1.88	Retail sales in Europe	mmtonnes	2.01	2.04	(2)	5.65	5.60	1
1.32	Retail sales in Italy		1.42	1.46	(3)	4.00	4.01	(0)
0.56	Retail sales in the rest of Europe		0.59	0.58	2	1.65	1.59	4
20.9	Retail market share in Italy	%	21.6	21.7		21.3	21.7
2.13	Wholesale sales in Europe	mmtonnes	2.36	2.36	0	6.33	6.48	(2)
1.65	Wholesale sales in Italy		1.79	1.71	5	4.87	4.64	5
0.48	Wholesale sales in the rest of Europe		0.57	0.65	(12)	1.46	1.84	(21)
	Chemicals
0.82	Sales of chemical products	mmtonnes	0.76	0.77	(2)	2.34	2.98	(21)
55	Average plant utilization rate	%	50	52		53	64

(a) Redetermined based on the effective biorefinery capacity.

•	In Q3 ’23, the Standard Eni Refining Margin reported an average of 14.7 $/barrel vs. 4.1 $/barrel reported in the comparative period (10.8 $/barrel in the nine months ’23, representing an increase vs. 6.8 $/barrel reported in the nine months of ’22). Refining margins increased materially driven mainly by lower prices of natural gas. However, it is noted that under the current circumstances of narrowing differentials between heavy/sour crudes vs. lighter/sweet grades due to tight supplies of the former, the SERM does not entirely capture the effective refining margin.

•	In Q3 ’23, throughputs on own accounts at Eni’s refineries in Italy were 4.25 mmtonnes, in line with Q3 ’22 reflecting lower volumes processed at the Livorno refinery, impacted by planned turnaround activity, but entirely balanced by higher throughputs at Sannazzaro and Milazzo refineries following the optimization initiatives. In the nine months ’23, throughputs amounted to 12.58 mmtonnes a slight increase vs the same period of 2022. Throughputs outside Italy were in line compared to Q3 ’22 (in the nine months ’23 throughputs decreased by 3% vs. comparative period).

•	In Q3 ’23, bio throughputs were 325 ktonnes, representing an 82% increase compared to the same period of 2022 benefitting from the Chalmette contribution and higher volumes processed at the Venice biorefinery. In the nine months ’23, bio throughputs increased by 45% compared to the same period of 2022, thanks to the above-mentioned Chalmette contribution, as well as higher volumes processed at the Gela biorefinery.

•	In Q3 ’23, retail sales in Italy were 1.42 mmtonnes, decreasing year-on-year (down 3%) due to lower volumes of gasoil, on the back of lower consumptions. In the nine months ’23, retail sales amounted to 4 mmtonnes, substantially in line with the nine months ’22.

•	In Q3 ’23, wholesale sales in Italy were 1.79 mmtonnes, increasing (up 5%) compared to the same period of 2022, mainly due to higher sales of jet fuel. An increasing performance was also recorded in the nine months ’23 at 4.87 mmtonnes: up 5% vs. the nine months ’22.

•	Sales of chemical products were 0.76 mmtonnes in Q3 ’23, down 2% compared to the same period of 2022, impacted by lower product availability following the shutdown at Marghera and Priolo sites and opportunistic shutdowns of polymer plants due to reduced demand across all business segments. In the nine months ’23, sales amounted to 2.34 mmtonnes, down 21% vs. the comparative period.

•	In Q3 ’23 cracking margin decreased compared to the same period in 2022. Also margins on polyethylene and styrenics decreased compared to Q3 ’22, due to weak commodity prices.

Results

Q2		Q3			Nine months
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
(305)	Operating profit (loss)	681	(591)	..	106	1,688	(94)
190	Exclusion of inventory holding (gains) losses	(363)	242		164	(1,146)
202	Exclusion of special items	83	886		372	1,008
87	Adjusted operating profit (loss)	401	537	(25)	642	1,550	(59)
202	- Enilive	271	315	(14)	611	561	9
(45)	- Refining	328	399	(18)	408	1,156	(65)
(70)	- Chemicals	(198)	(177)	(12)	(377)	(167)	..
(14)	Net finance (expense) income	(17)	(13)		(35)	(42)
70	Net income (expense) from investments	126	175		348	393
73	of which: ADNOC R&GT	103	144		327	340
143	Adjusted profit (loss) before taxes	510	699	(27)	955	1,901	(50)
(51)	Income taxes	(183)	(192)		(308)	(516)
92	Adjusted net profit (loss)	327	507	(36)	647	1,385	(53)
216	Capital expenditure	199	186	7	553	417	33

•	In Q3 ’23, Enilive delivered an adjusted operating profit of €271 mln, slightly below the adjusted operating profit of the Q3 ’22, but up 9% in the nine months ’23 at €611 mln.

•	The Refining business reported an adjusted operating profit of €328 mln compared to a profit of €399 mln in Q3 ’22 (in the nine months ’23 reported an adjusted operating profit of €408 mln, compared to a profit of €1,156 mln in the nine months ’22). The deterioration reflected a lower discount of heavy vs.light crude qualities, partly offset by a recovery in the SERM also helped by better crack spreads of products.

•	The Chemicals business, managed by Versalis, reported an adjusted operating loss of €198 mln in Q3 ’23, down €21 mln compared to Q3 ’22. Results were negatively affected by lower demand across all business segments and market uncertainties, holding back purchasing decisions by resellers, as well as continued competitive pressure of product streams exported by other geographies. In the nine months ’23, the adjusted operating result was a loss of €377 mln (loss of €167 mln in the nine months ’22) reflecting exceptionally adverse market conditions.

In Q3 ’23 Enilive, Refining and Chemicals proforma adjusted EBIT including the operating margin of the equity accounted entities was €0.52 bln vs. €0.68 bln in Q3 ’22 (€0.99 bln in the nine months ’23 vs. €1.9 bln in the comparative period).

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Plenitude & Power

Production and sales

Q2			Q3			Nine months
2023			2023	2022	% Ch.	2023	2022	% Ch.
	Plenitude
10.1	Retail and business customers at period end	mln pod	10.1	9.9	2	10.1	9.9	2
0.87	Retail and business gas sales	bcm	0.53	0.61	(14)	4.32	4.98	(13)
4.20	Retail and business power sales to end customers	TWh	4.57	4.76	(4)	13.38	14.34	(7)
2.47	Installed capacity from renewables at period end	GW	2.52	1.83	38	2.52	1.83	38
58	of which: - photovoltaic (including installed storage capacity)%		59	59		59	59
42	- wind		41	41		41	41
980	Energy production from renewable sources	GWh	1,027	681	51	2,997	1,901	58
16.6	EV charging points at period end	thousand	17.5	9.5	84	17.5	9.5	84
	Power
4.90	Power sales in the open market	TWh	4.85	5.96	(19)	14.91	17.30	(14)
5.07	Thermoelectric production		5.18	5.36	(3)	15.52	16.42	(5)

•	As of September 30, 2023, retail and business customers were 10.1 mln (gas and electricity), up by 2% compared to September 30, 2022, mainly thanks to the customer base increase in Italy.

•	Retail and business gas sales amounted to 0.53 bcm in Q3 ’23, down by 14% compared to the same period in 2022, mainly due to reduced market demand. In the nine months ’23, gas sales amounted to 4.32 bcm, decreasing by 13% vs. the comparative period, due to the same driver as for the quarter.

•	Retail and business power sales to end customers were 4.57 TWh in the Q3 ’23, a 4% decrease compared to Q3 ’22 mainly due to lower consumptions.

•	As of September 30, 2023, the installed capacity from renewables was 2.5 GW, up by approximately 0.7 GW compared to September 30, 2022, mainly thanks to the acquisitions in Italy (PLT Group), in Spain (Bonete), in the USA (Kellam) and to the organic development in the USA (Brazoria), Spain (Cerillares) and Kazakhstan (Shaulder).

•	Energy production from renewable sources (1,027 GWh in Q3 ’23) up by 346 GWh year on year, mainly thanks to the contribution from acquired assets in operation and the start-up of organic projects.

•	EV charging points as of September 30, 2023, amounted to 17.5 thousand, almost doubling compared to the same period of 2022, in line with the enhancing plan of our network.

•	Power sales in the open market were 4.85 TWh in Q3 ’23, down 19% year-on-year mainly due to lower volumes marketed particularly to the power exchange and in the open market (14.91 TWh in the nine months ’23, representing a reduction of 14% compared to the same period in 2022, due to the same drivers as of the third quarter).

Results

Q2		Q3			Nine months
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
(3)	Operating profit (loss)	25	1,512	..	(286)	4,125	..
168	Exclusion of special items	194	(1,340)		856	(3,628)
165	Adjusted operating profit (loss)	219	172	27	570	497	15
133	- Plenitude	180	16	..	445	267	67
32	- Power	39	156	(75)	125	230	(46)
(4)	Net finance (expense) income	(16)	(2)		(20)	(9)
(6)	Net income (expense) from investments	(8)	4		(19)	2
155	Adjusted profit (loss) before taxes	195	174	12	531	490	8
(53)	Income taxes	(73)	(46)		(180)	(148)
102	Adjusted net profit (loss)	122	128	(5)	351	342	3
158	Capital expenditure	148	118	25	455	440	3

•	In Q3 ’23 Plenitude reported an adjusted operating profit of €180 mln, increasing by €164 mln compared to Q3 ’22. The positive performance was achieved thanks to good results on retail business and to the ramp-up in renewable installed capacity and production volumes, confirming the value of the integrated business model, which allowed to well capture scenario dynamics. In the nine months ’23, adjusted operating profit was €445 mln, representing an increase of €178 mln from the same period in 2022 due to the same drivers as for the third quarter.

•	The Power generation business from gas-fired plants reported an adjusted operating profit of €39 mln in Q3 ’23, down €117 mln or 75% compared to the same period in 2022, due to lower power sales in the open market. In the nine months ’23, adjusted operating result was €125 mln, down €105 mln compared to the nine months ’22 due to the same drivers as for the third quarter.

For the disclosure on business segment special charges, see “Special items” in the Group results section.

Group results

Q2		Q3			Nine months
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
19,591	Sales from operations	22,319	37,302	(40)	69,095	100,987	(32)
1,762	Operating profit (loss)	3,126	6,611	(53)	7,401	17,933	(59)
252	Exclusion of inventory holding (gains) losses	(250)	65		359	(1,286)
1,367	Exclusion of special items (a)	138	(904)		3,276	157
3,381	Adjusted operating profit (loss)	3,014	5,772	(48)	11,036	16,804	(34)
	Breakdown by segment:
2,066	Exploration & Production	2,605	4,272	(39)	7,460	13,520	(45)
1,087	GGP	111	1,083	(90)	2,570	2,000	29
87	Enilive, Refining and Chemicals	401	537	(25)	642	1,550	(59)
165	Plenitude & Power	219	172	27	570	497	15
(96)	Corporate and other activities	(150)	(185)	19	(380)	(479)	21
72	Impact of unrealized intragroup profit elimination and other consolidation adjustments	(172)	(107)		174	(284)

3,381	Adjusted operating profit (loss)	3,014	5,772	(48)	11,036	16,804	(34)
(144)	Net finance (expense) income	(122)	(308)	60	(389)	(927)	58
436	Net income (expense) from investments	373	687	(46)	1,272	1,729	(26)
3,673	Adjusted profit before taxes	3,265	6,151	(47)	11,919	17,606	(32)
(1,718)	Income taxes	(1,428)	(2,400)	41	(5,201)	(6,767)	23
1,955	Adjusted net profit (loss)	1,837	3,751	(51)	6,718	10,839	(38)
20	of which attributable to: - non-controlling interest	19	21	..	58	31	..
1,935	- Eni’s shareholders	1,818	3,730	(51)	6,660	10,808	(38)
294	Net profit (loss) attributable to Eni's shareholders	1,916	5,862	(67)	4,598	13,260	(65)
181	Exclusion of inventory holding (gains) losses	(177)	52		259	(910)
1,460	Exclusion of special items (a)	79	(2,184)		1,803	(1,542)
1,935	Adjusted net profit (loss) attributable to Eni's shareholders	1,818	3,730	(51)	6,660	10,808	(38)

(a) For further information see table "Breakdown of special items".

•	In Q3 ’23, the Group reported an adjusted operating profit of €3,014 mln, down 48% compared to Q3 ’22, mainly as a result of lower E&P segment (down 39% to €2,605 mln) and GGP segment (down 90% to €111 mln) results, due to declining crude oil and natural gas prices in all geographies, leading to lower trading opportunities. The Enilive and Refining businesses (down 16% to €599 mln) were affected by lower heavy-light crude differentials with Enilive also posting a small decline. The trend in the results of the Plenitude & Power segment was positive, up 27%. The Chemical business continued on a downtrend (a loss of €0.2 bln in the Q3 ’23) due to reduced demands and weak industry fundamentals. In the nine months ’23, the Group reported an adjusted operating profit of €11,036 mln, down 34% compared to the nine months ’22, due to lower E&P segment, also reflecting the reclassification of Angolan subsidiaries to equity accounted entities as the Azule joint-venture became operational in Q3 ’22, and Enilive and Refining businesses partly offset by strong performance in the GGP segment and positive results of the Plenitude & Power segment.

•	In Q3 ’23 adjusted net profit attributable to Eni shareholders was €1,818 mln, €1,912 mln lower than the Q3 ’22, or 51%, due to lower operating profit and lower results at JV and associates. In the nine months ’23, the Group reported an adjusted net result of €6,660 mln, down 38% compared to the nine months ’22.

•	Group’s tax rate: the adjusted tax rate increased by 5 percentage points to 44% in both reporting periods compared to the same periods ’22, as a result of the impact of the UK energy profit levy (effective from the third quarter ’22), adverse scenario effects and the impact of E&P non-deductible expenses particularly the write-off of exploration expenses. This was partly offset by a higher proportion of the taxable profit earned by Italian subsidiaries. It is worth mentioning that the Q3 tax rate decreased by 3 percentage points compared to Q2 ’23 due to a normalization of deductibles and rates in key E&P jurisdictions.

Net borrowings and cash flow from operations

Q2		Q3			Nine months
2023	(€ million)	2023	2022	Change	2023	2022	Change
314	Net profit (loss)	1,935	5,883	(3,948)	4,656	13,291	(8,635)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,990	- depreciation, depletion and amortization and other non monetary items	1,357	(996)	2,353	4,518	1,769	2,749
(10)	- net gains on disposal of assets	(11)	(15)	4	(429)	(459)	30
1,769	- dividends, interests and taxes	1,552	3,564	(2,012)	4,623	8,749	(4,126)
1,587	Changes in working capital related to operations	(140)	(836)	696	1,154	(4,676)	5,830
780	Dividends received by equity investments	342	429	(87)	1,682	734	948
(1,849)	Taxes paid	(1,378)	(2,218)	840	(4,767)	(5,882)	1,115
(138)	Interests (paid) received	(138)	(225)	87	(493)	(659)	166
4,443	Net cash provided by operating activities	3,519	5,586	(2,067)	10,944	12,867	(1,923)
(2,557)	Capital expenditure	(1,873)	(2,099)	226	(6,549)	(5,292)	(1,257)
(1,165)	Investments and acquisitions	(60)	(978)	918	(1,870)	(2,245)	375
44	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	51	27	24	540	931	(391)
511	Other cash flow related to investing activities	(278)	921	(1,199)	21	1,177	(1,156)
1,276	Free cash flow	1,359	3,457	(2,098)	3,086	7,438	(4,352)
(86)	Net cash inflow (outflow) related to financial activities	355	(294)	649	1,021	1,376	(355)
1,567	Changes in short and long-term financial debt	(2,076)	(1,278)	(798)	(648)	(1,984)	1,336
(228)	Repayment of lease liabilities	(195)	(211)	16	(670)	(767)	97
(1,227)	Dividends paid, share repurchases, changes in non-controlling interests and reserves	(1,327)	(1,184)	(143)	(3,335)	(2,897)	(438)
(48)	Interest payment of perpetual hybrid bond				(87)	(87)
17	Effect of changes in consolidation and exchange differences of cash and cash equivalent	40	73	(33)	25	152	(127)
1,271	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(1,844)	563	(2,407)	(608)	3,231	(3,839)
4,232	Adjusted net cash before changes in working capital at replacement cost	3,369	5,469	(2,100)	12,892	16,266	(3,374)
Q2		Q3			Nine months
2023	(€ million)	2023	2022	Change	2023	2022	Change
1,276	Free cash flow	1,359	3,457	(2,098)	3,086	7,438	(4,352)
(228)	Repayment of lease liabilities	(195)	(211)	16	(670)	(767)	97
	Net borrowings of acquired companies		(44)	44		(132)	132
	Net borrowings of divested companies	(8)	(220)	212	(155)	(220)	65
(192)	Exchange differences on net borrowings and other changes (a)	(293)	(370)	77	(492)	(792)	300
(1,227)	Dividends paid and changes in non-controlling interest and reserves	(1,327)	(1,184)	(143)	(3,335)	(2,897)	(438)
(48)	Interest payment of perpetual hybrid bond				(87)	(87)
(419)	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(464)	1,428	(1,892)	(1,653)	2,543	(4,196)
228	Repayment of lease liabilities	195	211	(16)	670	767	(97)
(116)	Inception of new leases and other changes	(368)	(395)	27	(618)	(519)	(99)
(307)	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	(637)	1,244	(1,881)	(1,601)	2,791	(4,392)

(a) Includes payables due to suppliers recognized as financing payables because of the deferral of payment terms and incurred in connection with expenditures to purchase plant and equipment (€672 million and €39 million in the nine months 2023 and 2022, respectively, €483 million and €21 million in the third quarter 2023 and 2022, respectively and €104 million in the second quarter 2023).

Net cash provided by operating activities in the nine months ’23 reached €10,944 mln and included €1,682 mln of dividends distributed from investments, mainly Azule Energy and Vår Energi and was impacted by lower amount of trade receivables due in subsequent reporting periods divested to financing institutions, down by approximately €0.9 bln compared to the amount divested at the end of 2022.

Cash flow from operating activities before changes in working capital at replacement cost was €12,892 mln in the nine months ’23 and was net of the following items: inventory holding gains or losses relating to oil and products, the reversing timing difference between gas inventories accounted at weighted average cost and management’s own measure of performance leveraging inventories to optimize margin, and  the fair value of commodity derivatives lacking the formal criteria to be designated as hedges or prorated on an accrual basis. It also excluded €0.4 bln cash-out relating to an Italian extraordinary tax contribution enacted by the Italian Budget Law for 2023, calculated on the pre-tax income 2022 and accrued in the financial statements 2022.

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities is provided below:

Q2		Q3			Nine months
2023	(€ million)	2023	2022	Change	2023	2022	Change
4,443	Net cash provided by operating activities	3,519	5,586	(2,067)	10,944	12,867	(1,923)
(1,587)	Changes in working capital related to operations	140	836	(696)	(1,154)	4,676	(5,830)
137	Exclusion of commodity derivatives	(152)	(1,955)	1,803	1,232	(1,465)	2,697
252	Exclusion of inventory holding (gains) losses	(250)	65	(315)	359	(1,286)	1,645
3,245	Net cash before changes in working capital at replacement cost	3,257	4,532	(1,275)	11,381	14,792	(3,411)
987	Provisions for extraordinary credit losses and other items	112	937	(825)	1,511	1,474	37
4,232	Adjusted net cash before changes in working capital at replacement cost	3,369	5,469	(2,100)	12,892	16,266	(3,374)

Organic capex was €6.7 bln in the nine months ’23 (up 23% year on year) due to the ramp-up of natural gas and LNG projects to boost energy security, as well as the Baleine project in Côte d’Ivoire, and comprised capital contributions to investees that are executing capital projects of interest to Eni. Net of organic capex, the free cash flow ante working capital was €6.2 bln (€1.5 bln in the quarter).

Cash outflows for acquisitions net of divestments were about €1.5 bln and mainly related to the acquisition of bp’s activities in Algeria, the St. Bernard biorefinery, Plenitude’s renewable assets and the final price installment of the acquisition of PLT group made late in 2022, partly offset by the divestment of a 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines following the deal with Snam and other non-strategic assets.

Net financial borrowings before IFRS 16 increased by around €1.7 bln due to the adjusted operating cash flow (€12.9 bln), capex requirements of €6.7 bln, working capital needs (€1.5 bln), dividend payments to Eni’s shareholders and share repurchases of €3.3 bln, the cash outflow related to acquisitions and divestments (€1.5 bln), other investing activities and other changes (€0.7 bln) as well as the payment of lease liabilities and hybrid bond interest (€0.8 bln).

Summarized Group Balance Sheet

(€ million)	Sept. 30, 2023	Dec. 31, 2022	Change

Fixed assets
Property, plant and equipment	58,249	56,332	1,917
Right of use	4,366	4,446	(80)
Intangible assets	5,431	5,525	(94)
Inventories - Compulsory stock	1,630	1,786	(156)
Equity-accounted investments and other investments	14,740	13,294	1,446
Receivables and securities held for operating purposes	2,183	1,978	205
Net payables related to capital expenditure	(2,347)	(2,320)	(27)
	84,252	81,041	3,211
Net working capital
Inventories	6,883	7,709	(826)
Trade receivables	11,394	16,556	(5,162)
Trade payables	(11,517)	(19,527)	8,010
Net tax assets (liabilities)	(3,544)	(2,991)	(553)
Provisions	(15,196)	(15,267)	71
Other current assets and liabilities	(1,344)	316	(1,660)
	(13,324)	(13,204)	(120)
Provisions for employee benefits	(714)	(786)	72
Assets held for sale including related liabilities	648	156	492
CAPITAL EMPLOYED, NET	70,862	67,207	3,655

Eni's shareholders equity	56,847	54,759	2,088
Non-controlling interest	437	471	(34)
Shareholders' equity	57,284	55,230	2,054
Net borrowings before lease liabilities ex IFRS 16	8,679	7,026	1,653
Lease liabilities	4,899	4,951	(52)
- of which Eni working interest	4,440	4,457	(17)
- of which Joint operators' working interest	459	494	(35)
Net borrowings after lease liabilities ex IFRS 16	13,578	11,977	1,601
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	70,862	67,207	3,655
Leverage before lease liabilities ex IFRS 16	0.15	0.13	0.02
Leverage after lease liabilities ex IFRS 16	0.24	0.22	0.02
Gearing	0.19	0.18	0.01

As of September 30, 2023, fixed assets (€84.2 bln) increased by €3.2 bln from December 31, 2022, due to capital expenditure and acquisitions and the increased book value of equity-accounted investments reflecting the net effect of Eni’s share of investees results and of the derecognition of Eni’s natural gas transport assets, which were contributed to the newly established “SeaCorridor” entity, jointly controlled by Eni and Snam (50.1% and 49.9%, respectively), the acquisition of a 50% stake in the St. Bernard Bio-refinery, offset by dividends distributed by investees. DD&A, impairment charges and write-offs recorded in the period partly offset those increases.

Net working capital (-€13.3 bln) almost unchanged from December 31, 2022. Increased balance between trade receivables and trade payables (approximately up by €2.8 bln), was partly offset by the lower value of oil and product inventories due to the weighted-average cost method of accounting in an environment of declining prices (down by €0.8 bln) and increased net tax liabilities (up by €0.6 bln) as well as a decrease in other current assets and liabilities (down €1.7 billion) due to fair value changes of derivative instruments.

Shareholders’ equity (€57.3 bln) increased by €2 bln compared to December 31, 2022, due to the net profit for the period (€4.7 bln), the positive change in the cash flow hedge reserve of €0.4 bln and positive foreign currency translation differences (about €0.3 bln) reflecting the appreciation of the USD vs. the Euro as well as the positive effect of the issuance of the convertible bonds (€0.08 bln), partly offset by dividend paid to shareholders (€2.3 bln) and share repurchase (€1 bln).

Net borrowings5 before lease liabilities as of September 30, 2023, amounted to €8.7 bln, up by approximately €1.7 bln from December 31, 2022. Leverage6 – the ratio of the borrowings to total equity calculated before the impact of IFRS 16 – was 0.15 on September 30, 2023 (compared to 0.13 as of December 31, 2022).

Special items

The breakdown of special items recorded in operating profit by segment (net charges of €3,276 mln and €138 mln in the nine months and Q3 ’23, respectively) is as follows:

•	E&P: net charges of €418 mln in the nine months ’23 (net charges of €77 mln in Q3) mainly related to impairment losses of €182 mln recorded at certain Italian properties driven by lower natural gas prices and alignment to fair value of held-for-sale assets, credits impairment losses (€69 mln in the nine months ’23) and environmental charges (€90 mln and €54 mln in the nine months and Q3 ’23, respectively).
•	GGP: net charges of €1,432 mln in the nine months ’23 (net gains of €213 mln in Q3) mainly including the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption; and the difference between the value of gas inventories accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories, which moves forward at the time of inventory drawdown, the margins captured on volumes in inventories above normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (charges of €1,030 mln and €84 mln in the nine months and Q3 ’23, respectively).
•	Enilive, Refining and Chemicals: net charges of €372 mln in the nine months ’23 (net charges of €83 mln in Q3) mainly related to the write-down of capital expenditures made for compliance and stay-in-business at certain CGU with expected negative cash flows (€227 mln and €56 mln in the nine months and Q3 ’23, respectively), environmental provisions (€140 mln and €61 mln in the nine months and Q3 ’23), and the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (charge of €5 mln and gains of €32 mln in the nine months and Q3 ’23).
•	Plenitude & Power: net charges of €856 mln in the nine months ’23 (net charges €194 mln in Q3) mainly related to the fair values of commodity derivatives lacking the formal criteria to be classified as hedges under IFRS, and, to a lower extent, some derivatives part of a general annual hedging program prorated over the 2023 quarters.

The other special items in the nine months ’23 related to a gain of €0.8 bln (including the fair value evaluation of stake retained in the company) in connection to the sale of a 49.9% stake in the equity interests of Eni’s subsidiaries managing the TTPC/Transmed pipelines and the relevant transportation rights of natural gas volumes imported from Algeria following the agreement with Snam SpA.

5 Details on net borrowings are furnished on page 28.

6 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 19 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results for the third quarter and the nine months of 2023 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999, and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the second and third quarter of 2023, the nine months of 2023 and for the third quarter and the nine months of 2022. Information on the Company’s financial position relates to end of the periods as of September 30, 2023 and December 31, 2022.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2022 Annual Report on Form 20-F filed with the US SEC on April 5, 2023, which investors are urged to read.

Effective January 1, 2023, Eni has updated the conversion rate of gas produced to 5,232 cubic feet of gas equals 1 barrel of oil equivalent (it was 5,263 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in volumes and Eni’s gas properties that took place in the last years and was assessed by collecting data on the heating value of gas in Eni’s gas fields currently on stream. The effect of this update on production expressed in boe was 5 kboe/d for the third quarter and nine months. For the sake of comparability also production of the first and the second quarter of 2023 was restated resulting in an effect equal to that of the third quarter. Other per-boe indicators were only marginally affected by the update (e.g. realized prices, costs per boe) and also negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

Basis of presentation

Following the establishment of Enilive (Eni Sustainable Mobility business) effective January 1, 2023, that operates Eni’s biorefineries and the retail marketing of fuels and of smart mobility solutions, the management has resolved to break-down the adjusted EBIT of the former reporting segment Refining & Marketing “R&M” into two operating sub-segments:

-	Enilive; and

-	Refining.

The re-segmentation of the adjusted EBIT of R&M for the comparative periods of 2022 is disclosed below:

2022	First quarter		Second quarter		Third quarter		Fourth quarter
Adjusted operating profit (loss)	As published	As restated	As published	As restated	As published	As restated	As published	As restated
R&M and Chemicals	(91)		1,104		537		379
- Refining & Marketing	24		979		714		466
- Chemicals	(115)		125		(177)		(87)
Enilive, Refining and Chemicals		(91)		1,104		537		379
- Enilive		24		222		315		111
- Refining		0		757		399		355
- Chemicals		(115)		125		(177)		(87)

No change has been made to the Group statutory segment information as per IFRS 8 “Segment Reporting”, which will continue to feature the Enilive, Refining and Chemicals segment (formerly R&M and Chemicals).

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the third quarter and nine months of 2023 results (not subject to audit) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents, financial assets measured at fair value through profit or loss and financing receivables held for non-operating purposes. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Third Quarter 2023
	Exploration & Production	Global Gas & LNG Portfolio	Enilive,Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,528	324	681	25	(147)	(285)	3,126
Exclusion of inventory holding (gains) losses			(363)			113	(250)
Exclusion of special items:
environmental charges	54		61				115
impairment losses (impairment reversals), net	(27)		56		7		36
net gains on disposal of assets			(4)				(4)
risk provisions	14		1		2		17
provision for redundancy incentives	4		2	1	3		10
commodity derivatives		(313)	(32)	193			(152)
exchange rate differences and derivatives	3	8	(6)				5
other	29	92	5		(15)		111
Special items of operating profit (loss)	77	(213)	83	194	(3)		138
Adjusted operating profit (loss)	2,605	111	401	219	(150)	(172)	3,014
Net finance (expense) income (a)	(93)	(5)	(17)	(16)	9		(122)
Net income (expense) from investments (a)	243	11	126	(8)	1		373
Adjusted profit (loss) before taxes	2,755	117	510	195	(140)	(172)	3,265
Income taxes (a)	(1,242)	(42)	(183)	(73)	63	49	(1,428)
Tax rate (%)							43.7
Adjusted net profit (loss)	1,513	75	327	122	(77)	(123)	1,837
of which:
- Adjusted net profit (loss) of non-controlling interest							19
- Adjusted net profit (loss) attributable to Eni's shareholders							1,818
Reported net profit (loss) attributable to Eni's shareholders							1,916
Exclusion of inventory holding (gains) losses							(177)
Exclusion of special items							79
Adjusted net profit (loss) attributable to Eni's shareholders							1,818
(a) Excluding special items.

(€ million)
Third Quarter 2022
	Exploration & Production	Global Gas & LNG Portfolio	Enilive,Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	4,539	2,062	(591)	1,512	(981)	70	6,611
Exclusion of inventory holding (gains) losses			242			(177)	65
Exclusion of special items:
environmental charges	13		685		786		1,484
impairment losses (impairment reversals), net	14		70		6		90
net gains on disposal of assets				1	(1)
risk provisions					(1)		(1)
provision for redundancy incentives	3		5		6		14
commodity derivatives		(680)	66	(1,341)			(1,955)
exchange rate differences and derivatives	(5)	231	(34)				192
other	(292)	(530)	94				(728)
Special items of operating profit (loss)	(267)	(979)	886	(1,340)	796		(904)
Adjusted operating profit (loss)	4,272	1,083	537	172	(185)	(107)	5,772
Net finance (expense) income (a)	(76)	(19)	(13)	(2)	(198)		(308)
Net income (expense) from investments (a)	511	1	175	4	(4)		687
Adjusted profit (loss) before taxes	4,707	1,065	699	174	(387)	(107)	6,151
Income taxes (a)	(1,935)	(421)	(192)	(46)	163	31	(2,400)
Tax rate (%)							39.0
Adjusted net profit (loss)	2,772	644	507	128	(224)	(76)	3,751
of which:
- Adjusted net profit (loss) of non-controlling interest							21
- Adjusted net profit (loss) attributable to Eni's shareholders							3,730
Reported net profit (loss) attributable to Eni's shareholders							5,862
Exclusion of inventory holding (gains) losses							52
Exclusion of special items							(2,184)
Adjusted net profit (loss) attributable to Eni's shareholders							3,730
(a) Excluding special items.

(€ million)
Nine months 2023
	Exploration & Production	Global Gas & LNG Portfolio	Enilive,Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	7,042	1,138	106	(286)	(578)	(21)	7,401
Exclusion of inventory holding (gains) losses			164			195	359
Exclusion of special items:
environmental charges	90		140		174		404
impairment losses (impairment reversals), net	182		227		16		425
net gains on disposal of assets	3		(7)				(4)
risk provisions	7		16		10		33
provision for redundancy incentives	12	1	9	2	16		40
commodity derivatives		374	5	853			1,232
exchange rate differences and derivatives	18		17				35
other	106	1,057	(35)	1	(18)		1,111
Special items of operating profit (loss)	418	1,432	372	856	198		3,276
Adjusted operating profit (loss)	7,460	2,570	642	570	(380)	174	11,036
Net finance (expense) income ⁽ᵃ⁾	(222)	(6)	(35)	(20)	(106)		(389)
Net income (expense) from investments ⁽ᵃ⁾	908	41	348	(19)	(6)		1,272
Adjusted profit (loss) before taxes	8,146	2,605	955	531	(492)	174	11,919
Income taxes ⁽ᵃ⁾	(4,105)	(723)	(308)	(180)	162	(47)	(5,201)
Tax rate (%)							43.6
Adjusted net profit (loss)	4,041	1,882	647	351	(330)	127	6,718
of which:
- Adjusted net profit (loss) of non-controlling interest							58
- Adjusted net profit (loss) attributable to Eni's shareholders							6,660
Reported net profit (loss) attributable to Eni's shareholders							4,598
Exclusion of inventory holding (gains) losses							259
Exclusion of special items							1,803
Adjusted net profit (loss) attributable to Eni's shareholders							6,660
(a) Excluding special items.

(€ million)
Nine months 2022
	Exploration & Production	Global Gas & LNG Portfolio	Enilive, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	13,662	2	1,688	4,125	(1,400)	(144)	17,933
Exclusion of inventory holding (gains) losses			(1,146)			(140)	(1,286)
Exclusion of special items:
environmental charges	15		809		884		1,708
impairment losses (impairment reversals), net	57	3	173	3	29		265
net gains on disposal of assets	(2)		(7)	1	(1)		(9)
risk provisions	7				4		11
provision for redundancy incentives	20	3	15	69	13		120
commodity derivatives		2,194	39	(3,698)			(1,465)
exchange rate differences and derivatives	(19)	379	(75)	(3)			282
other	(220)	(581)	54		(8)		(755)
Special items of operating profit (loss)	(142)	1,998	1,008	(3,628)	921		157
Adjusted operating profit (loss)	13,520	2,000	1,550	497	(479)	(284)	16,804
Net finance (expense) income ⁽ᵃ⁾	(191)	(39)	(42)	(9)	(646)		(927)
Net income (expense) from investments ⁽ᵃ⁾	1,395	3	393	2	(64)		1,729
Adjusted profit (loss) before taxes	14,724	1,964	1,901	490	(1,189)	(284)	17,606
Income taxes ⁽ᵃ⁾	(5,804)	(722)	(516)	(148)	341	82	(6,767)
Tax rate (%)							38.4
Adjusted net profit (loss)	8,920	1,242	1,385	342	(848)	(202)	10,839
of which:
- Adjusted net profit (loss) of non-controlling interest							31
- Adjusted net profit (loss) attributable to Eni's shareholders							10,808
Reported net profit (loss) attributable to Eni's shareholders							13,260
Exclusion of inventory holding (gains) losses							(910)
Exclusion of special items							(1,542)
Adjusted net profit (loss) attributable to Eni's shareholders							10,808
(a) Excluding special items.

(€ million)
Second Quarter 2023
	Exploration & Production	Global Gas & LNG Portfolio	Enilive, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,812	539	(305)	(3)	(291)	10	1,762
Exclusion of inventory holding (gains) losses			190			62	252
Exclusion of special items:
environmental charges	19		62		174		255
impairment losses (impairment reversals), net	208		117		5		330
net gains on disposal of assets	(6)		(3)				(9)
risk provisions	(7)		15		8		16
provision for redundancy incentives	2	1	3	1	5		12
commodity derivatives		(35)	6	166			137
exchange rate differences and derivatives	12	10	7				29
other	26	572	(5)	1	3		597
Special items of operating profit (loss)	254	548	202	168	195		1,367
Adjusted operating profit (loss)	2,066	1,087	87	165	(96)	72	3,381
Net finance (expense) income ⁽ᵃ⁾	(85)	(3)	(14)	(4)	(38)		(144)
Net income (expense) from investments ⁽ᵃ⁾	351	20	70	(6)	1		436
Adjusted profit (loss) before taxes	2,332	1,104	143	155	(133)	72	3,673
Income taxes ⁽ᵃ⁾	(1,326)	(296)	(51)	(53)	28	(20)	(1,718)
Tax rate (%)							46.8
Adjusted net profit (loss)	1,006	808	92	102	(105)	52	1,955
of which:
- Adjusted net profit (loss) of non-controlling interest							20
- Adjusted net profit (loss) attributable to Eni's shareholders							1,935
Reported net profit (loss) attributable to Eni's shareholders							294
Exclusion of inventory holding (gains) losses							181
Exclusion of special items							1,460
Adjusted net profit (loss) attributable to Eni's shareholders							1,935
(a) Excluding special items.

Breakdown of special items

Q2		Q3		Nine months
2023	(€ million)	2023	2022	2023	2022
255	Environmental charges	115	1,484	404	1,708
330	Impairment losses (impairment reversals), net	36	90	425	265
(9)	Net gains on disposal of assets	(4)		(4)	(9)
16	Risk provisions	17	(1)	33	11
12	Provisions for redundancy incentives	10	14	40	120
137	Commodity derivatives	(152)	(1,955)	1,232	(1,465)
29	Exchange rate differences and derivatives	5	192	35	282
597	Other	111	(728)	1,111	(755)
1,367	Special items of operating profit (loss)	138	(904)	3,276	157
(25)	Net finance (income) expense	(2)	(147)	(26)	(238)
	of which:
(29)	- exchange rate differences and derivatives reclassified to operating profit (loss)	(5)	(192)	(35)	(282)
22	Net income (expense) from investments	(59)	(2,166)	(766)	(2,633)
	of which:
	- gain on the SeaCorridor deal			(824)
	- gain on the divestment of Vår Energi		(12)		(444)
	- net gains on the divestment of Angolan assets		(2,445)		(2,445)
96	Income taxes	2	1,033	(681)	1,172
1,460	Total special items of net profit (loss)	79	(2,184)	1,803	(1,542)

Reconciliation of Group proforma adjusted EBIT

Q2		Q3			Nine months
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
2,066	E&P adjusted Ebit	2,605	4,272	(39)	7,460	13,520	(45)
724	Main Associates adjusted Ebit	777	1,185	(34)	2,525	3,211	(21)
2,790	E&P proforma adjusted Ebit	3,382	5,457	(38)	9,985	16,731	(40)
1,087	GGP adjusted Ebit	111	1,083	(90)	2,570	2,000	29
56	Main Associates adjusted Ebit	42			146
1,143	GGP proforma adjusted Ebit	153	1,083	(86)	2,716	2,000	36
87	Enilive, Refining and Chemicals adjusted Ebit	401	537	(25)	642	1,550	(59)
74	Main Associates adjusted Ebit	120	143	(16)	347	333	4
161	Enilive, Refining and Chemicals proforma adjusted Ebit	521	680	(23)	989	1,883	(47)
69	Other segments adjusted Ebit	69	(13)	..	190	18	..
72	Impact of unrealized intragroup profit elimination	(172)	(107)		174	(284)
4,235	Group proforma adjusted Ebit	3,953	7,100	(44)	14,054	20,348	(31)

Profit and loss reconciliation GAAP vs Non-GAAP

Third Quarter					2023	Nine months
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

3,126	(250)	133	5	3,014	Operating profit	7,401	359	3,241	35	11,036
(120)		3	(5)	(122)	Finance income (expense)	(363)		9	(35)	(389)
432		(59)		373	Income (expense) from investments	2,038		(766)		1,272
109		(24)		85	. Vår Energi	280		85		365
105				105	. Azule	398				398
135		(32)		103	. Adnoc R&T	361		(34)		327
(1,503)	73	2		(1,428)	Income taxes	(4,420)	(100)	(681)		(5,201)
1,935	(177)	79		1,837	Net profit	4,656	259	1,803		6,718
19				19	- Non-controlling interest	58				58
1,916				1,818	Net profit attributable to Eni's shareholders	4,598				6,660

Third Quarter					2022	Nine months
Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results	(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

6,611	65	(1,096)	192	5,772	Operating profit	17,933	(1,286)	(125)	282	16,804
(161)		45	(192)	(308)	Finance income (expense)	(689)		44	(282)	(927)
2,853		(2,166)		687	Income (expense) from investments	4,362		(2,633)		1,729
102		223		325	. Vår Energi	396		384		780
174				174	. Azule	174				174
85		59		144	. Adnoc R&T	424		(84)		340
(3,420)	(13)	1,033		(2,400)	Income taxes	(8,315)	376	1,172		(6,767)
5,883	52	(2,184)		3,751	Net profit	13,291	(910)	(1,542)		10,839
21				21	- Non-controlling interest	31				31
5,862				3,730	Net profit attributable to Eni's shareholders	13,260				10,808

	Q2 2023
(€ million)	Reported results	Profit on stock	Special items	Finance expense reclassified	Adjusted results

Operating profit	1,762	252	1,338	29	3,381
Finance income (expense)	(119)		4	(29)	(144)
Income (expense) from investments	414		22		436
. Vår Energi	51		49		100
. Azule	178				178
. Adnoc R&T	105		(32)		73
Income taxes	(1,743)	(71)	96		(1,718)
Net profit	314	181	1,460		1,955
- Non-controlling interest	20				20
Net profit attributable to Eni's shareholders	294				1,935

Analysis of Profit and Loss account items

Sales from operations

Q2		Q3			Nine months
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
5,558	Exploration & Production	6,002	7,676	(22)	17,561	23,872	(26)
3,744	Global Gas & LNG Portfolio	3,001	14,905	(80)	14,689	37,742	(61)
11,163	Enilive, Refining and Chemicals	14,387	14,757	(3)	39,007	44,442	(12)
2,680	Plenitude & Power	2,669	6,085	(56)	10,393	16,052	(35)
495	Corporate and other activities	454	428	6	1,389	1,288	8
(4,049)	Consolidation adjustments	(4,194)	(6,549)		(13,944)	(22,409)
19,591		22,319	37,302	(40)	69,095	100,987	(32)

Operating expenses

Q2		Q3			Nine months
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
15,131	Purchases, services and other	16,944	27,395	(38)	54,051	74,277	(27)
(48)	Impairment losses (impairment reversals) of trade and other receivables, net	50	(281)	..	110	(116)	..
746	Payroll and related costs	663	650	2	2,203	2,198	-
12	of which: provision for redundancy incentives and other	10	14		40	120
15,829		17,657	27,764	(36)	56,364	76,359	(26)

DD&A, impairments, reversals and write-off

Q2		Q3			Nine months
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
1,545	Exploration & Production	1,443	1,423	1	4,540	4,234	7
63	Global Gas & LNG Portfolio	58	55	5	171	159	8
125	Enilive, Refining and Chemicals	128	127	1	367	377	(3)
117	Plenitude & Power	116	89	30	344	262	31
32	Corporate and other activities	32	34	(6)	97	102	(5)
(9)	Impact of unrealized intragroup profit elimination	(8)	(9)		(25)	(25)
1,873	Total depreciation, depletion and amortization	1,769	1,719	3	5,494	5,109	8
330	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	36	90		425	265
2,203	Depreciation, depletion, amortization, impairments and reversals	1,805	1,809	-	5,919	5,374	10
103	Write-off of tangible and intangible assets	85	52		220	99
2,306		1,890	1,861	2	6,139	5,473	12

Income (expense) from investments

(€ million)
Nine months 2023	Exploration & Production	Global Gas & LNG Portfolio	Enilive, Refining and Chemicals	Plenitude & Power	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	694	41	334	(19)	(2)	1,048
Dividends	117		44			161
Net gains (losses) on disposals	8	415	2			425
Other income (expense), net	(1)	409			(4)	404
	818	865	380	(19)	(6)	2,038

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	Sept. 30, 2023	Dec. 31, 2022	Change
Total debt	27,142	26,917	225
- Short-term debt	5,047	7,543	(2,496)
- Long-term debt	22,095	19,374	2,721
Cash and cash equivalents	(9,559)	(10,155)	596
Financial assets measured at fair value through profit or loss	(7,894)	(8,251)	357
Financing receivables held for non-operating purposes	(1,010)	(1,485)	475
Net borrowings before lease liabilities ex IFRS 16	8,679	7,026	1,653
Lease Liabilities	4,899	4,951	(52)
- of which Eni working interest	4,440	4,457	(17)
- of which Joint operators' working interest	459	494	(35)
Net borrowings after lease liabilities ex IFRS 16	13,578	11,977	1,601
Shareholders' equity including non-controlling interest	57,284	55,230	2,054
Leverage before lease liability ex IFRS 16	0.15	0.13	0.02
Leverage after lease liability ex IFRS 16	0.24	0.22	0.02

Consolidated financial statements

BALANCE SHEET

(€ million)
	Sept. 30, 2023	Dec. 31, 2022
ASSETS
Current assets
Cash and cash equivalents	9,559	10,155
Financial assets measured at fair value through profit or loss	7,894	8,251
Other financial assets	1,051	1,504
Trade and other receivables	14,710	20,840
Inventories	6,883	7,709
Income tax assets	664	317
Other assets	4,616	12,821
	45,377	61,597
Non-current assets
Property, plant and equipment	58,249	56,332
Right of use assets	4,366	4,446
Intangible assets	5,431	5,525
Inventory - compulsory stock	1,630	1,786
Equity-accounted investments	13,444	12,092
Other investments	1,296	1,202
Other financial assets	2,150	1,967
Deferred tax assets	3,433	4,569
Income tax assets	110	114
Other assets	2,818	2,236
	92,927	90,269
Assets held for sale	2,690	264
TOTAL ASSETS	140,994	152,130
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	1,933	4,446
Current portion of long-term debt	3,114	3,097
Current portion of long-term lease liabilities	885	884
Trade and other payables	17,776	25,709
Income taxes payable	1,805	2,108
Other liabilities	6,010	12,473
	31,523	48,717
Non-current liabilities
Long-term debt	22,095	19,374
Long-term lease liabilities	4,014	4,067
Provisions for contingencies	15,196	15,267
Provisions for employee benefits	714	786
Deferred tax liabilities	4,347	5,094
Income taxes payable	64	253
Other liabilities	3,715	3,234
	50,145	48,075
Liabilities directly associated with assets held for sale	2,042	108
TOTAL LIABILITIES	83,710	96,900
Share capital	4,005	4,005
Retained earnings	34,063	23,455
Cumulative currency translation differences	7,914	7,564
Other reserves and equity instruments	7,842	8,785
Treasury shares	(1,575)	(2,937)
Net profit (loss)	4,598	13,887
Total Eni shareholders' equity	56,847	54,759
Non-controlling interest	437	471
TOTAL SHAREHOLDERS' EQUITY	57,284	55,230
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	140,994	152,130

GROUP PROFIT AND LOSS ACCOUNT

Q2		Q3		Nine months
2023	(€ million)	2023	2022	2023	2022
19,591	Sales from operations	22,319	37,302	69,095	100,987
221	Other income and revenues	331	267	745	885
19,812	Total revenues	22,650	37,569	69,840	101,872
(15,131)	Purchases, services and other	(16,944)	(27,395)	(54,051)	(74,277)
48	Impairment reversals (impairment losses) of trade and other receivables, net	(50)	281	(110)	116
(746)	Payroll and related costs	(663)	(650)	(2,203)	(2,198)
85	Other operating (expense) income	23	(1,333)	64	(2,107)
(1,873)	Depreciation, Depletion and Amortization	(1,769)	(1,719)	(5,494)	(5,109)
(330)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(36)	(90)	(425)	(265)
(103)	Write-off of tangible and intangible assets	(85)	(52)	(220)	(99)
1,762	OPERATING PROFIT (LOSS)	3,126	6,611	7,401	17,933
1,189	Finance income	1,874	2,618	5,070	6,074
(1,371)	Finance expense	(2,126)	(2,926)	(5,678)	(6,731)
59	Net finance income (expense) from financial assets measured at fair value through profit or loss	128	(21)	253	(112)
4	Derivative financial instruments	4	168	(8)	80
(119)	FINANCE INCOME (EXPENSE)	(120)	(161)	(363)	(689)
333	Share of profit (loss) of equity-accounted investments	357	326	1,048	1,176
81	Other gain (loss) from investments	75	2,527	990	3,186
414	INCOME (EXPENSE) FROM INVESTMENTS	432	2,853	2,038	4,362
2,057	PROFIT (LOSS) BEFORE INCOME TAXES	3,438	9,303	9,076	21,606
(1,743)	Income taxes	(1,503)	(3,420)	(4,420)	(8,315)
314	Net profit (loss)	1,935	5,883	4,656	13,291
	attributable to:
294	- Eni's shareholders	1,916	5,862	4,598	13,260
20	- Non-controlling interest	19	21	58	31

	Earnings per share (€ per share)
0.08	- basic	0.57	1.67	1.36	3.74
0.08	- diluted	0.57	1.67	1.35	3.74
	Weighted average number of shares outstanding (million)
3,338.0	- basic	3,290.2	3,487.8	3,324.3	3,521.3
3,344.3	- diluted	3,300.0	3,493.6	3,334.2	3,527.1

COMPREHENSIVE INCOME (LOSS)

	Q3		Nine months
(€ million)	2023	2022	2023	2022
Net profit (loss)	1,935	5,883	4,656	13,291
Items that are not reclassified to profit or loss in later periods	14	(4)	29	94
Remeasurements of defined benefit plans		(1)		70
Share of other comprehensive income on equity accounted entities				1
Change in the fair value of interests with effects on other comprehensive income	14	(3)	29	38
Taxation				(15)
Items that may be reclassified to profit in later periods	1,097	1,530	666	3,141
Currency translation differences	1,344	2,608	350	6,130
Change in the fair value of cash flow hedging derivatives	(300)	(1,516)	406	(4,251)
Share of other comprehensive income on equity-accounted entities	(36)	(3)	28	33
Taxation	89	441	(118)	1,229

Total other items of comprehensive income (loss)	1,111	1,526	695	3,235
Total comprehensive income (loss)	3,046	7,409	5,351	16,526
attributable to:
- Eni's shareholders	3,027	7,384	5,293	16,490
- Non-controlling interest	19	25	58	36

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2022		44,519
Total comprehensive income (loss)	16,526
Dividends paid to Eni's shareholders	(2,282)
Dividends distributed by consolidated subsidiaries	(14)
Coupon of perpetual subordinated bonds	(87)
EniPower operation	347
Net purchase of treasury shares	(1,231)
Other changes	67
Total changes		13,326
Shareholders' equity at September 30, 2022		57,845
attributable to:
- Eni's shareholders		57,361
- Non-controlling interest		484

Shareholders' equity at January 1, 2023		55,230
Total comprehensive income (loss)	5,351
Dividends paid to Eni's shareholders	(2,259)
Dividends distributed by consolidated subsidiaries	(32)
Coupon of perpetual subordinated bonds	(87)
Net purchase of treasury shares	(1,038)
Issue of convertible bond	79
Taxes on hybrid bond coupon	25
Other changes	15
Total changes		2,054
Shareholders' equity at September 30, 2023		57,284
attributable to:
- Eni's shareholders		437
- Non-controlling interest		56,847

GROUP CASH FLOW STATEMENT

Q2		Q3		Nine months
2023	(€ million)	2023	2022	2023	2022
314	Net profit (loss)	1,935	5,883	4,656	13,291
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,873	Depreciation, depletion and amortization	1,769	1,719	5,494	5,109
330	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	36	90	425	265
103	Write-off of tangible and intangible assets	85	52	220	99
(333)	Share of (profit) loss of equity-accounted investments	(357)	(326)	(1,048)	(1,176)
(10)	Gains on disposal of assets, net	(11)	(15)	(429)	(459)
(83)	Dividend income	(69)	(66)	(161)	(217)
(132)	Interest income	(135)	(60)	(371)	(109)
241	Interest expense	253	270	735	760
1,743	Income taxes	1,503	3,420	4,420	8,315
19	Other changes	(107)	(2,479)	(527)	(2,531)
1,587	Cash flow from changes in working capital	(140)	(836)	1,154	(4,676)
466	- inventories	(1,025)	(1,658)	1,038	(4,731)
2,431	- trade receivables	(615)	(1,170)	5,428	(1,317)
(2,143)	- trade payables	764	1,393	(7,680)	748
8	- provisions for contingencies	(16)	1,211	(156)	1,319
825	- other assets and liabilities	752	(612)	2,524	(695)
(2)	Net change in the provisions for employee benefits	(69)	(52)	(46)	3
780	Dividends received	342	429	1,682	734
89	Interest received	101	16	254	29
(227)	Interest paid	(239)	(241)	(747)	(688)
(1,849)	Income taxes paid, net of tax receivables received	(1,378)	(2,218)	(4,767)	(5,882)
4,443	Net cash provided by operating activities	3,519	5,586	10,944	12,867
(3,263)	Cash flow from investing activities	(2,438)	(3,160)	(8,716)	(7,469)
(2,487)	- tangible assets	(1,806)	(2,031)	(6,357)	(5,103)
(70)	- intangible assets	(67)	(68)	(192)	(189)
(104)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired		(723)	(628)	(893)
(1,061)	- investments	(60)	(255)	(1,242)	(1,352)
(77)	- securities and financing receivables held for operating purposes	(54)	(85)	(202)	(231)
536	- change in payables in relation to investing activities	(451)	2	(95)	299
96	Cash flow from disposals	278	1,031	858	2,040
12	- tangible assets	25	23	67	30
32	- intangible assets			32	12
	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	15	(36)	395	(32)
	- investments	11	40	46	921
18	- securities and financing receivables held for operating purposes	7	52	31	132
34	- change in receivables in relation to disposals	220	952	287	977
(86)	Net change in receivables and securities not held for operating purposes	355	(294)	1,021	1,376
(3,253)	Net cash used in investing activities	(1,805)	(2,423)	(6,837)	(4,053)

GROUP CASH FLOW STATEMENT (continued)

Q2		Q3		Nine months
2023	(€ million)	2023	2022	2023	2022
2,048	Increase in long-term debt	921	2	4,971	131
(357)	Payment of long-term debt	(2,374)	(94)	(2,883)	(3,788)
(228)	Payment of lease liabilities	(195)	(211)	(670)	(767)
(124)	Increase (decrease) in short-term financial debt	(623)	(1,186)	(2,736)	1,673
(744)	Dividends paid to Eni's shareholders	(790)	(751)	(2,299)	(2,271)
(20)	Dividends paid to non-controlling interests	(9)		(29)	(13)
	Net capital issuance from non-controlling interest		1	(16)	21
(57)	Disposal (acquisition) of additional interests in consolidated subsidiaries		547	(57)	542
(406)	Net purchase of treasury shares	(607)	(981)	(1,013)	(1,176)
	Issue of convertible bond	79		79
(48)	Interest payment of perpetual hybrid bond			(87)	(87)
64	Net cash used in financing activities	(3,598)	(2,673)	(4,740)	(5,735)
17	Effect of exchange rate changes on cash and cash equivalents and other changes	40	73	25	152
1,271	Net increase (decrease) in cash and cash equivalents	(1,844)	563	(608)	3,231
10,146	Cash and cash equivalents - beginning of the period	11,417	10,933	10,181	8,265
11,417	Cash and cash equivalents - end of the period	9,573	11,496	9,573	11,496

Capital expenditure

Q2		Q3			Nine months
2023	(€ million)	2023	2022	% Ch.	2023	2022	% Ch.
2,159	Exploration & Production	1,501	1,770	(15)	5,479	4,321	27
	of which: - acquisition of proved and unproved properties		118	..		271	..
155	- exploration	203	138	47	569	423	35
1,949	- oil & gas development	1,213	1,490	(19)	4,724	3,534	34
44	- CCUS and agro-biofeedstock projects	76	15	..	155	68	..
6	Global Gas & LNG Portfolio	4	5	(20)	10	14	(29)
216	Enilive, Refining and Chemicals	199	186	7	553	417	33
173	- Enilive and Refining	158	135	17	443	306	45
43	- Chemicals	41	51	(20)	110	111	(1)
158	Plenitude & Power	148	118	25	455	440	3
129	- Plenitude	124	96	29	383	354
29	- Power	24	22	9	72	86	(16)
21	Corporate and other activities	28	23	22	63	104	(39)
(3)	Impact of unrealized intragroup profit elimination	(7)	(3)		(11)	(4)
2,557	Capital expenditure (a)	1,873	2,099	(11)	6,549	5,292	24

(a) Expenditures to purchase plant and equipment from suppliers whose payment terms matched classification as financing payables, have been recognized among other changes of the reclassified cash flow statements and are not reported in the table above  (€672 million and €39 million in the nine months 2023 and 2022, respectively, €483 million and €21 million in the third quarter 2023 and 2022, respectively and €104 million in the second quarter 2023).

In the nine months ’23, capital expenditure amounted to €6,549 mln (€5,292 mln in the nine months ’22) increasing by 24% y-o-y, and mainly related to:

- oil and gas development activities (€4,724 mln) mainly in Côte d'Ivoire, Congo, Egypt, Italy, the United Arab Emirates, Algeria and the United States;

- bio and traditional refining in Italy and outside Italy and biomethane activities (€379 mln) relating to development activities, maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€64 mln) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- Plenitude (€383 mln) mainly relating to development activities in the renewable business, acquisition of new customers as well as development of electric vehicles network infrastructure.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION
Q2			Q3		Nine months
2023			2023	2022	2023	2022
69	Italy	(kboe/d)	68	81	70	83
172	Rest of Europe		172	181	175	192
271	North Africa		286	268	284	260
323	Egypt		313	343	323	351
284	Sub-Saharan Africa		308	316	295	294
162	Kazakhstan		147	81	158	117
185	Rest of Asia		187	171	182	175
143	Americas		144	127	142	125
7	Australia and Oceania		10	10	8	11
1,616	Production of oil and natural gas (a)(b)		1,635	1,578	1,637	1,608
320	- of which Joint Ventures and associates		330	277	325	242
135	Production sold (a)	(mmboe)	135	128	401	398

PRODUCTION OF LIQUIDS BY REGION
Q2			Q3		Nine months
2023			2023	2022	2023	2022
29	Italy	(kbbl/d)	28	35	29	36
100	Rest of Europe		105	106	103	110
118	North Africa		117	124	122	121
71	Egypt		67	74	69	78
163	Sub-Saharan Africa		172	173	169	178
113	Kazakhstan		105	53	112	80
86	Rest of Asia		87	80	86	78
77	Americas		77	62	75	61
	Australia and Oceania
757	Production of liquids		758	707	765	742
174	- of which Joint Ventures and associates		183	146	178	117

PRODUCTION OF NATURAL GAS BY REGION
Q2			Q3		Nine months
2023			2023	2022	2023	2022
211	Italy	(mmcf/d)	210	243	215	244
374	Rest of Europe		353	396	378	427
801	North Africa		882	757	846	730
1,318	Egypt		1,291	1,418	1,329	1,441
633	Sub-Saharan Africa		711	752	659	609
253	Kazakhstan		222	148	242	196
518	Rest of Asia		521	476	504	513
347	Americas		351	340	351	337
36	Australia and Oceania		49	53	39	59
4,491	Production of natural gas		4,590	4,583	4,563	4,556
762	- of which Joint Ventures and associates		771	686	770	658

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (119 and 121 kboe/d in the third quarter of 2023 and 2022, respectively, 125 and 118 kboe/d in the nine months of 2023 and 2022, respectively, and  130 kboe/d in the second quarter of 2023).